GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

08002939

RECEIVED
2008 JUN -2 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Fortieth Annual General Meeting for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

PROCESSED
JUN 02 2008
THOMSON REUTERS

Encls...
\\GB\SYS\USERS\SEC\EUE\Letters\ADR.doc

website: http://www.genting.com.my email: gbinfo@genting.com.my

BURSA MALAYSIA

General Announcement

Initiated by GENTING - COMMON on 29/05/2008 04:23:39 PM
Ownership transfer to GENTING on 29/05/2008 04:23:47 PM
Submitted by GENTING on 30/05/2008 08:22:07 AM
Reference No GG-080529-E1C4B
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	NOTICE OF FORTIETH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Genting Berhad ("the Company") writes to inform that the Fortieth Annual General Meeting ("AGM") of the Company will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 2.30 p.m. in order to approve the resolutions as set out in the notice of AGM as attached.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
GB AR2007 - Notice of AGM.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Fortieth Annual General Meeting of Genting Berhad ("the Company") will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 2.30 p.m.

AS ORDINARY BUSINESSES

1. To receive and adopt the Audited Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Ordinary Resolution 1)**
2. To sanction the declaration of a final dividend of 4.3 sen less 26% tax per ordinary share of 10 sen each for the financial year ended 31 December 2007. **(Ordinary Resolution 2)**
3. To approve the payment of Directors' fees of RM812,125 for the financial year ended 31 December 2007 (2006: RM736,850). **(Ordinary Resolution 3)**
4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:
   (i) Dato' Dr. R. Thillainathan **(Ordinary Resolution 4)**
   (ii) Tan Sri Dr. Lin See Yan **(Ordinary Resolution 5)**
5. To re-elect Mr Chin Kwai Yoong as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Ordinary Resolution 6)**
6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:
   (i) "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 7)**
   (ii) "That Dato' Paduka Nik Hashim bin Nik Yusoff, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 8)**
7. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 9)**

AS SPECIAL BUSINESSES

To consider and, if thought fit, pass the following Resolutions:

Special Resolution

8. **Proposed Amendments to the Articles of Association of the Company**

"That the amendments to the existing Articles of Association of the Company as proposed and set forth under Part C of the Document to Shareholders dated 30 May 2008 be and are approved and adopted by the Company, and that the Directors of the Company be and are authorised to do all acts and things and take all such steps as they may consider necessary and/or desirable to give full effect to these amendments to the Articles of Association of the Company." **(Special Resolution)**

Ordinary Resolutions

9. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

"That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company for the time being, and this authority under this resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company, and that:

(a) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) in connection therewith; and

(b) the Directors of the Company be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad." **(Ordinary Resolution 10)**

10. **Proposed renewal of the authority for the Company to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time**

"That, subject to the passing of Ordinary Resolution 12, and subject to compliance with all applicable laws, the Company's Articles of Association, and the regulations and guidelines applied from time to time by Bursa Malaysia Securities Berhad ("Bursa Securities") and/or any other relevant regulatory authority:

(a) approval and authority be and are given for the Company to utilise up to the aggregate of the total retained earnings and share premium accounts of the Company based on its latest audited financial statements available up to the date of the transaction, to purchase, from time to time during the validity of the approval and authority under this resolution, such number of ordinary shares of 10 sen each in the Company (as may be determined by the Directors of the Company) on Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company, provided that the aggregate number of shares to be purchased and/or held by the Company pursuant to this resolution does not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase and provided further that in the event that the Company ceases to hold all or any part of such shares as a result of (among others) cancellations, resales and/or distributions of any of these shares so purchased, the Company shall be entitled to further purchase and/or hold such additional number of shares as shall (in aggregate with the shares then still held by the Company) not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase. Based on the audited financial statements of the Company for the financial year ended 31 December 2007, the Company's retained earnings and share premium accounts were approximately RM5,253.3 million and RM1,151.4 million respectively;

(b) approval and authority conferred by this resolution shall commence on the passing of this resolution, and shall remain valid and in full force and effect until:

(i) the conclusion of the next Annual General Meeting of the Company; or
(ii) the expiry of the period within which the next Annual General Meeting is required by law to be held,

unless earlier revoked or varied by ordinary resolution of the members of the Company in general meeting, whichever occurs first;



Notice of Annual General Meeting (cont'd)

(c) approval and authority be and are given to the Directors of the Company in their absolute discretion, to deal with any shares purchased and any existing treasury shares ("the said Shares") in the following manner:

(i) cancel the said Shares; and/or
(ii) retain the said Shares as treasury shares; and/or
(iii) distribute all or part of the said Shares as dividends to shareholders, and/or resell all or part of the said Shares on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or cancel all or part of the said Shares,

or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the said Shares shall continue to be valid until all the said Shares have been dealt with by the Directors of the Company; and

(d) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority or Bursa Securities and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 11)**

11. **Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Kien Huat Realty Sdn Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")**

"That, subject to the passing of Ordinary Resolution 11 and the approval of the Securities Commission ("SC"), approval be and is hereby given for Kien Huat Realty Sdn Berhad ("KHR") and the persons acting in concert with KHR ("PAC") to be exempted from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them under Part II of the Malaysian Code on Take-Overs and Mergers 1998 ("Code"), which may arise upon the future purchase by the Company of its own shares pursuant to Ordinary Resolution 11, in conjunction with the application submitted by KHR and the PACs to the SC under Practice Note 2.9.10 of the Code, and further that approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 12)**

12. To transact any other business of which due notice shall have been given.

By Order of the Board

LOH BEE HONG
Secretary

Kuala Lumpur
30 May 2008

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to address some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 10, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 11, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 12, if passed, will enable the Securities Commission to consider the application by Kien Huat Realty Sdn Berhad ("KHR") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to KHR and the persons acting in concert with KHR from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

- **Details of individuals who are standing for election as Directors.**

  No individual is seeking election as a Director at the forthcoming Fortieth Annual General Meeting of the Company.

Exemption No. 82-4962

BURSA MALAYSIA

RECEIVED
2008 JUN -2 A 9:14
FICE OF INTERNATIONAL CORPORATE FINANCE

Financial Results

Initiated by GENTING - COMMON3 on 29/05/2008 04:57:23 PM **Submitted**
Ownership transfer to GENTING on 29/05/2008 04:57:30 PM
Submitted by GENTING on 29/05/2008 05:52:21 PM
Reference No GG-080529-13340
Form Version V3.0

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	**31/03/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

GB-1st Grp Qtrly Rept 2008.pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2008	31/03/2007	31/03/2008	31/03/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1. Revenue	2,164,312	2,029,636	2,164,312	2,029,636
2. Profit/(loss) before tax	853,185	1,202,838	853,185	1,202,838
3. Profit/(loss) for the period	662,922	801,737	662,922	801,737
4. Profit/(loss) attributable to ordinary equity holders of the parent	439,415	656,695	439,415	656,695
5. Basic earnings/(loss) per share (sen)	11.87	17.78	11.87	17.78
6. Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
	AS AT END OF CURRENT QUARTER*		**AS AT PRECEDING FINANCIAL YEAR END**	
7. Net assets per share attributable to ordinary equity holders of the parent (RM)		3.3300		1.3400
Remarks :				

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	CURRENT YEAR QUARTER*	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE***	**PRECEDING YEAR CORRESPONDING PERIOD**
	31/03/2008	31/03/2007	31/03/2008	31/03/2007
	[dd/mm/yyyy] RM'000	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**
1. Gross interest income	55,020	67,076	55,020	67,076
2. Gross interest expense	64,350	90,203	64,350	90,203
Remarks :				

Note: The above information is for the Exchange internal use only.

Exemption No. 82-4962

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21782288, Fax: 03-21785304 Telex: MA 3[illegible]150
Website: http://www.genting.com

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the first quarter ended 31 March 2008. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2008

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/03/2008 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/03/2007 RM'000	CURRENT YEAR-TO-DATE 31/03/2008 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/03/2007 RM'000
Continuing operations:				
Revenue	**2,164,312**	2,029,636	**2,164,312**	2,029,636
Cost of sales	**(1,281,821)**	(1,189,430)	**(1,281,821)**	(1,189,430)
Gross profit	**882,491**	840,206	**882,491**	840,206
Other income				
- net gain on deemed disposal/ dilution of shareholdings	**24,387**	510,691	**24,387**	510,691
- others	**140,134**	139,983	**140,134**	139,983
Other expenses	**(152,491)**	(174,204)	**(152,491)**	(174,204)
Profit from operations	**894,521**	1,316,676	**894,521**	1,316,676
Finance cost	**(67,364)**	(93,758)	**(67,364)**	(93,758)
Share of results in jointly controlled entities and associates	**26,028**	(83,290)	**26,028**	(83,290)
Gain on dilution of investment in associate	**-**	63,210	**-**	63,210

GENTING BERHAD
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2008 (cont'd)

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER 31/03/2008 RM'000	PRECEDING YEAR CORRES-PONDING QUARTER 31/03/2007 RM'000	CURRENT YEAR-TO-DATE 31/03/2008 RM'000	PRECEDING YEAR CORRES-PONDING PERIOD 31/03/2007 RM'000
Profit from ordinary activities before taxation	853,185	1,202,838	853,185	1,202,838
Taxation	(190,263)	(227,429)	(190,263)	(227,429)
Profit for the period from continuing operations	662,922	975,409	662,922	975,409
Discontinued operations:				
Loss for the period from discontinued operations	-	(173,672)	-	(173,672)
Profit for the period	662,922	801,737	662,922	801,737
Attributable to:				
Equity holders of the Company	439,415	656,695	439,415	656,695
Minority interests	223,507	145,042	223,507	145,042
	662,922	801,737	662,922	801,737
Basic earnings per share (sen)				
- from continuing operations	11.87	22.37	11.87	22.37
- from discontinued operations	-	(4.59)	-	(4.59)
	11.87	17.78	11.87	17.78
Diluted earnings per share (sen)				
- from continuing operations	11.81	22.23	11.81	22.23
- from discontinued operations	-	(4.57)	-	(4.57)
	11.81	17.66	11.81	17.66

(The Condensed Consolidated Income Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2007).

GENTING BERHAD
CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2008

	AS AT 31 MAR 2008 (Unaudited) RM'000	AS AT 31 DEC 2007 (Audited) RM'000
ASSETS		
NON-CURRENT ASSETS		
Property, plant and equipment	9,064,352	8,[illegible]03,018
Land held for property development	495,006	[illegible]95,299
Investment properties	25,048	26,099
Plantation development	476,735	[illegible]69,510
Leasehold land use rights	1,783,756	1,[illegible]67,864
Intangible assets	4,457,851	4,[illegible]89,416
Exploration costs	300,278	[illegible]12,500
Jointly controlled entities	14,507	15,388
Available-for-sale financial asset	898,949	1,[illegible]05,362
Associates	599,763	75,189
Other long term assets	365,890	96,116
Deferred tax assets	31,735	23,[illegible]78
	18,513,870	19,[illegible]79,639
CURRENT ASSETS		
Property development costs	116,396	11,150
Inventories	316,333	[illegible]11,424
Trade and other receivables	893,085	[illegible]29,555
Amount due from jointly controlled entities and associates	1,631	1,776
Restricted cash	151,874	55,214
Short term investments	2,055,173	1,[illegible]89,138
Bank balances and deposits	7,438,198	7,[illegible]00,851
	10,972,690	10,[illegible]99,208
Total Assets	29,486,560	30,[illegible]78,847
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	370,361	[illegible]70,356
Reserves	11,974,740	11,[illegible]91,815
Treasury shares	(7,229)	(7,222)
	12,337,872	12,[illegible]54,949
Minority interests	9,022,079	9,[illegible]82,307
Total equity	21,359,951	21,[illegible]37,256
NON-CURRENT LIABILITIES		
Long term borrowings	4,552,092	4,[illegible]29,373
Other long term liabilities	143,779	46,551
Deferred tax liabilities	1,473,894	1,[illegible]45,734
	6,169,765	5,[illegible]21,658
CURRENT LIABILITIES		
Trade and other payables	1,224,150	1,[illegible]69,144
Short term borrowings	434,651	1,[illegible]92,713
Taxation	298,043	[illegible]58,076
	1,956,844	2,[illegible]19,933
Total liabilities	8,126,609	8,[illegible]41,591
TOTAL EQUITY AND LIABILITIES	29,486,560	30,[illegible]78,847
NET ASSETS PER SHARE (RM)	3.33	3.34

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited financial statements for the financial year ended 31 December 2007).

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2008

	← Attributable to equity holders of the Company →									
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Fair Value Reserve RM'000	Other Reserves RM'000	Retained Earnings RM'000	Treasury Shares RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 January 2008	370,356	1,151,428	305,620	170,279	(142,989)	10,507,477	(7,222)	12,354,949	9,182,307	21,537,256
Foreign exchange differences recognised directly in equity	-	-	-	-	(202,508)	-	-	(202,508)	(158,465)	(360,973)
Available-for-sale financial asset - effects of shareholding and fair value movements	-	-	-	(266,034)	-	-	-	(266,034)	(281,422)	(547,456)
Changes in share of associates' reserves	-	-	12,178	-	-	(265)	-	11,913	-	11,913
Others	-	-	(17)	-	-	17	-	-	-	-
Net income/(expenses) recognised directly in equity	-	-	12,161	(266,034)	(202,508)	(248)	-	(456,629)	(439,887)	(896,516)
Profit for the period	-	-	-	-	-	439,415	-	439,415	223,507	662,922
Total recognised income and expense for the period	-	-	12,161	(266,034)	(202,508)	439,167	-	(17,214)	(216,380)	(233,594)
Effects arising from changes in composition of the Group	-	-	-	-	-	-	-	-	4,501	4,501
Effects of share-based payment	-	-	-	-	-	-	-	-	414	414
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	-	-	86,547	86,547
Issue of shares	5	139	-	-	-	-	-	144	-	144
Buy-back of shares	-	-	-	-	-	-	(7)	(7)	(20,125)	(20,132)
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(15,185)	(15,185)
Balance at 31 March 2008	370,361	1,151,567	317,781	(95,755)	(345,497)	10,946,644	(7,229)	12,337,872	9,022,079	21,359,951

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2007

	← Attributable to equity holders of the Company					→		
	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Retained Earnings RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 January 2007	369,417	1,125,473	307,024	(31,452)	9,524,198	11,294,660	5,372,217	16,666,877
Foreign exchange differences recognised directly in equity	-	-	-	(80,622)	-	(80,622)	(41,728)	(122,350)
Others	-	-	(708)	(3,625)	(1,125)	(5,458)	(2,565)	(8,023)
Net income/(expenses) recognised directly in equity	-	-	(708)	(84,247)	(1,125)	(86,080)	(44,293)	(130,373)
Profit for the period	-	-	-	-	656,695	656,695	145,042	801,737
Total recognised income and expense for the period	-	-	(708)	(84,247)	655,570	570,615	100,749	671,364
Effects arising from changes in composition of the Group	-	-	-	-	-	-	185,424	185,424
Effects of share-based payment	-	-	-	-	-	-	(176)	(176)
Effects of issue of shares by subsidiaries	-	-	-	-	-	-	971,997	971,997
Issue of shares	46	1,273	-	-	-	1,319	-	1,319
Balance at 31 March 2007	369,463	1,126,746	306,316	(115,699)	10,179,768	11,866,594	6,630,211	18,496,805

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited financial statements for the financial year ended 31 December 2006.)

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2008

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRESPONDING PERIOD RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation from continuing operations	853,185	1,2[illegible]2,838
Adjustments for:		
Depreciation of property, plant and equipment ("PPE")	153,750	1[illegible]9,782
Finance cost	67,364	[illegible]3,758
Net gain on deemed disposal/dilution of shareholdings	(24,387)	(5[illegible]0,691)
Share of results in jointly controlled entities and associates	(26,028)	[illegible]3,290
Interest income	(55,020)	([illegible]7,076)
Other non-cash items	(6,259)	([illegible]6,467)
	109,420	(3[illegible]9,474)
Operating profit before changes in working capital	962,605	8[illegible]3,364
Net change in current assets	(127,462)	([illegible]1,731)
Net change in current liabilities	(228,132)	([illegible]6,430)
	(355,594)	([illegible]8,161)
Cash generated from operations	607,011	8[illegible]5,203
Taxation paid	(162,306)	(1[illegible]9,673)
Retirement gratuities paid	(7,553)	(753)
Other net operating receipts	11,312	987
	(158,547)	(1[illegible]9,439)
NET CASH INFLOW FROM OPERATING ACTIVITIES	448,464	6[illegible]5,764
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of PPE	(338,572)	(2[illegible]2,204)
Increase in investments and other long term assets	(48,926)	(1,4[illegible]0,643)
Interest received	54,730	[illegible]7,571
Other net receipts from investing activities	17,299	[illegible]0,774
NET CASH USED IN INVESTING ACTIVITIES	(315,469)	(1,5[illegible]5,502)

Exemption No. 82-4962

GENTING BERHAD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2008 (Cont'd)

	CURRENT YEAR-TO-DATE RM'000	PRECEDING YEAR CORRESPONDING PERIOD RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(862,449)	(7[illegible]7,718)
Finance cost paid	(69,184)	([illegible]2,672)
Buy-back of shares	(28,502)	-
Dividends paid to minority shareholders	(15,185)	-
Proceeds from bank borrowings	800,984	1[illegible]7,636
Net proceeds from issue of Convertible Bonds	-	9[illegible]0,786
Other net receipts from financing activities	7,714	3[illegible]9,181
NET CASH (USED IN)/ INFLOW FROM FINANCING ACTIVITIES	(166,622)	6[illegible]7,213
NET DECREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(33,627)	(3[illegible]2,525)
NET CASH FLOW FROM DISCONTINUED OPERATIONS	-	[illegible]3,061
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	9,312,189	8,0[illegible]3,929
EFFECT OF CURRENCY TRANSLATION	(48,001)	([illegible]6,601)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	9,230,561	7,7[illegible]7,864
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	7,438,198	4,7[illegible]9,655
Money market instruments (included in Short term investments)	1,792,460	2,9[illegible]7,978
Bank overdrafts	(97)	[illegible]2,380)
	9,230,561	7,6[illegible]5,253
Bank balances and deposits from discontinued operations (included in Assets held for sale)	-	[illegible]2,611
	9,230,561	7,7[illegible]7,864

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited financial statements for the financial year ended 31 December 2007).

Exemption No 82-4962

GENTING BERHAD

NOTES TO THE INTERIM FINANCIAL REPORT – 1ST QUARTER ENDED 31 MARCH 2008

(I) Compliance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting

(a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the three months ended 31 March 2008 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2007. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2007 except for the following:

In the current quarter, the Group adopted the following revised FRSs and IC interpretation which are applicable to financial statements for annual periods beginning on or after 1 January 2008 and are relevant to its operations:

FRS 107	Cash Flow Statements
FRS 112	Income Taxes
FRS 118	Revenue
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets
Amendment to FRS 121	The Effects of Changes in Foreign Exchange Rates – Net Investment in Foreign Operation.
IC Interpretation 8	Scope of FRS 2

The above FRSs and IC interpretation do not have any significant financial impact on the Group for the current quarter ended 31 March 2008, corresponding quarter ended 31 March 2007 and preceding quarter ended 31 December 2007. In respect of FRS 112, the Group will continue to recognise in the Income Statement the tax impact arising from the investment tax allowances as and when it is utilised.

(b) Seasonal or Cyclical Factors

On an overall basis, the business operations of the Group's Leisure & Hospitality Division and Plantation Division are subject to seasonal fluctuations. The results of the Leisure & Hospitality Division are affected by major festive seasons and holidays. Fresh fruit bunches ("FFB") production is seasonal in nature. Production of FFB normally peaks in the second half of the year but this cropping pattern can be affected by changes in weather conditions. More detailed commentary is set out in Notes 1 and 2 in Part II of this interim financial report.

(c) **Unusual items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow**

There were no unusual items affecting the assets, liabilities, equity, net income or cashflows of the Group for the current quarter ended 31 March 2008.

(d) **Material Changes in Estimates**

There have been no significant changes made in estimates of amounts reported in prior financial years.

(e) **Changes in Debt and Equity Securities**

i) In relation to the USD300.0 million nominal value redeemable exchangeable notes due 2008 ("Exchangeable Notes") issued through the Company's wholly owned subsidiary, Prime Venture (Labuan) Limited ("PVLL"), a total of USD2.3 million of these Exchangeable Notes were exchanged for 3.2 million existing RWB shares during the current quarter ended 31 March 2008. The balance of the Exchangeable Notes which remains outstanding as at 31 March 2008 is USD37.4 million.

ii) In relation to the RM1.1 billion nominal value Zero coupon convertible notes due 2008 ("Notes") issued by RWB, a total of RM100.4 million of these Notes were converted into 39.4 million new RWB shares during the current quarter ended 31 March 2008. The balance of the Notes which remains outstanding as at 31 March 2008 is RM76.4 million.

iii) The Company issued 50,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Genting Executive Share Option Scheme ("ESOS") at an exercise price of RM2.868 per ordinary share for the current quarter ended 31 March 2008.

Other than the above, there were no other issuance, cancellation, repurchase, resale and repayment of debt securities of the Group and equity securities of the Company for the current quarter ended 31 March 2008.

(f) **Dividends Paid**

No dividend has been paid for the current quarter ended 31 March 2008.

Exemption No. 82-4962

(g) **Segment Information**

Segment analysis for the current quarter ended 31 March 2008 is set out below:

	Leisure & Hospitality RM'000	Plantation RM'000	Property RM'000	Oil & Gas RM'000	Power RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Continuing operations:								
Revenue								
External	1,438,131	249,493	29,102	35,691	408,219	3,676	-	2,164,312
Inter segment	2,060	-	3,815	-	-	15,986	(21,861)	-
	1,440,191	249,493	32,917	35,691	408,219	19,662	(21,861)	2,164,312
Results								
Segment profit	481,178	133,522	8,098	10,028	140,402	(2,900)	44,786	815,114
Net gain on deemed disposal/ dilution of shareholdings								24,387
Interest income								55,020
Finance cost								(67,364)
Share of results in jointly controlled entities and associates	1,236	2,020	18	-	22,599	155	-	26,028
Profit before taxation								853,185
Taxation								(190,263)
Profit for the financial period								662,922

(h) **Valuation of Property, Plant and Equipment**

Property, plant and equipment, which are stated at revalued amounts, have been brought forward without amendment from the previous annual financial statements.

(i) **Material Events Subsequent to the end of the financial period**

i) The non-renounceable offer for sale ("OFS") by Resorts World Limited, an indirect wholly owned subsidiary of RWB, of its entire equity interest of 593,719,711 ordinary shares of USD0.10 each in GIPLC ("Offer Shares") to the shareholders of RWB on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in RWB held by the shareholders of RWB at the offer price of RM0.88 per Offer Share was completed on 30 April 2008. Total gross proceeds from the OFS was RM522.5 million.

Consequently, the Company's shareholding in GIPLC has increased from 53.4% as at 31 December 2007 to 54.47% upon completion of the OFS.

ii) On 24 April 2008, Resorts World at Sentosa Pte Ltd ("RWS"), an indirect wholly owned subsidiary of GIPLC, completed the syndication for up to SGD4,192.5 million Syndicated Senior Secured Credit Facilities (comprising SGD4.0 billion in loan facilities and a SGD192.5 million banker's guarantee facility) for its integrated resort development. The credit facilities are expected to fund two-thirds of the estimated project costs with the remaining to be funded through equity raised by GIPLC from internal funds and proceeds received from its rights issue in 2007.

iii) On 27 May 2008, the Company announced that Genting Oil Kasuri Pte Ltd, a wholly owned subsidiary of Genting Oil & Gas Limited ("GOGL"), which in turn is an indirect 9[illegible]% owned subsidiary of the Company, signed a new Production Sharing Contract with BPMIGAS for the Kasuri Block in Indonesia. This block was awarded to GOGL by MIGAS following a 'Direct Offer' license round for a signature bonus of USD19 million and a commitment to undertake 5 exploration wells and seismic works.

Other than the above, there were no other material events subsequent to the end of the current quarter that have not been reflected in this interim financial report.

(j) **Changes in the Composition of the Group**

There is a deemed disposal of 3.2 million existing RWB shares by the Company for the current quarter ended 31 March 2008 upon the exchange of USD2.3 million of the Exchangeable Notes issued by PVLL, for existing RWB shares held by the Company. In addition, there is an issuance of 39.4 million new RWB shares for the current quarter arising from the conversion of RM10[illegible].4 million of the Notes issued by RWB. Consequently, the Company's equity shareholding in RWB has been reduced from 48.7% as at 31 December 2007 to 48.4% as at 31 March 2008.

Other than the above, there were no other material changes in the composition of the Group for the current quarter ended 31 March 2008.

(k) Changes in Contingent Liabilities or Contingent Assets

On 22 March 2007, Genting Stanley completed the disposal of its 50% interest in its international betting operations for a cash consideration of GBP1.0 million. In addition to this basic consideration, Genting Stanley is entitled to a share of the after tax profits from this disposed unit over the next three years, subject to a maximum aggregate of GBP5.0 million. For 2007, the share of profits will be one-third followed by 25% and 20% of the after tax profits respectively for 2008 and 2009.

The GIPLC Group's share of the 2007 profits has been estimated to amount to approximately GBP0.8 million and has been accounted for in the current quarter ended 31 March 2008. The actual amount to be received will be determined upon the finalisation of the disposed international betting operations' 2007 year-end after tax results.

Other than the above contingent asset and the disclosure of the material litigation made in Note 1 in Part II of this interim financial report, there were no other significant changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2007.

(l) Capital Commitments

Authorised capital commitments not provided for in the interim financial statements as at 31 March 2008 are as follows:

	RM'0[illegible]0
Contracted	5,008,4[illegible]3
Not contracted	7,511,4[illegible]7
	12,519,9[illegible]0
Analysed as follows:	
- Development expenditure *	11,242,4[illegible]5
- Property, plant and equipment	1,074,9[illegible]1
- Plantation development	74,4[illegible]7
- Drilling and exploration costs	61,2[illegible]1
- Investments	59,1[illegible]3
- Intellectual property development	6,3[illegible]3
- Investment properties	1,4[illegible]0
	12,519,9[illegible]0

* This relates mainly to the integrated resort project of GIPLC, *Resorts World at Sentosa.*

GENTING BERHAD

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – 1ST QUARTER ENDED 31 MARCH 2008

(II) Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1. **Review of Performance**

The comparison of the quarterly results are tabulated below:

	Current Quarter 2008 RM'million	Current Quarter 2007 RM'million	% +/-	Preceding Quarter 4Q 2007 RM'million	% +/-
Continuing operations:					
Revenue					
Leisure & Hospitality	1,438.1	1,469.3	-2	1,504.9	-4
Plantation	249.5	129.0	+93	289.9	-14
Property	29.1	24.9	+17	19.2	+52
Power	408.2	358.3	+14	390.0	+5
Oil & Gas	35.7	32.2	+11	41.3	-14
Others	3.7	15.9	-77	4.3	-14
	2,164.3	2,029.6	+7	2,249.6	-4
Profit before tax					
Leisure & Hospitality	481.2	527.8	-9	520.6	-8
Plantation	133.5	57.8	>100	152.9	-13
Property	8.1	9.2	-12	5.4	+50
Power	140.4	131.6	+7	126.7	+11
Oil & Gas	10.0	10.6	-6	17.7	-44
Others	41.9	1.9	>100	10.7	>100
	815.1	738.9	+10	834.0	-2
Net gain on deemed disposal/ dilution of shareholdings	24.4	510.7	-95	43.5	-44
Interest income	55.0	67.1	-18	76.0	-28
Finance cost	(67.3)	(93.8)	-28	(76.3)	-12
Share of results in jointly controlled entities and associates	26.0	(83.3)	>100	32.4	-20
Gain on dilution of investment in associate	-	63.2	-100	-	-
	853.2	1,202.8	-29	909.6	-6

Quarter ended 31 March 2008 compared with quarter ended 31 March 2007

The Group registered a revenue of RM2,164.3 million in the current quarter compared with RM2,029.6 million in the previous year's corresponding quarter, an increase of 7%. Increased revenue was recorded from all the divisions with the exception of the Leisure & Hospitality division.

Revenue from the Plantation Division increased mainly due to higher palm products selling prices and higher FFB production.

The higher revenue from the Power Division was due mainly to the higher generation of electricity in the current quarter, as well as the increase in the base tariff rate in respect of the Meizhou Wan Plant.

The higher revenue from the Oil & Gas Division reflected mainly higher average oil prices.

The revenue from the Leisure & Hospitality Division comprised revenue derived mainly from the Genting Highlands Resort and the GIPLC Group's UK casino operations. The revenue from the Genting Highlands Resort has increased compared with the previous year's corresponding quarter, mainly attributable to better underlying performance arising primarily from higher volume of business. This increase was however offset by the lower revenue from the UK casinos which operations were depressed by lower volume of business because of lower patronage.

The Group's profit before tax from continuing operations for the current quarter was RM854.2 million, a decrease of 29% compared with the previous year's corresponding quarter's profit before tax of RM1,202.8 million.

With the exception of the Plantation and Power divisions and Genting Highlands Resort, the profit before tax of the other business divisions of the Group decreased compared with the previous year's corresponding quarter.

The lower profit before tax of the Leisure & Hospitality Division was due to the UK casino operations which had been affected by the lower business volume, higher amount of net bad debts written off and higher gaming duties pursuant to the change in gaming duty rate from April 2007.

The marginal decrease in the Oil & Gas Division arose mainly because of the higher administrative costs incurred.

The lower profit before tax from continuing operations for the current quarter was also due to the lower one-off gain, that is, a RM510.7 million net gain arising from dilution of the Company's shareholdings in RWB and GIPLC in the previous year's corresponding quarter as well as a gain on dilution of RM63.2 million arising from RWB Group's investment in Star Cruises Ltd ("SCL").

There was a share of profit from jointly controlled entities and associates in the current quarter compared with a share of loss in the previous year's corresponding quarter as the previous year's corresponding quarter had included a share of loss of RM94.0 million from SCL.

2. **Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter**

The Group registered a profit before tax of RM853.2 million from continuing operations in the current quarter compared with RM909.6 million in the preceding quarter. The lower profit is mainly attributable to the Leisure & Hospitality and Plantation divisions.

The lower profit from the Leisure & Hospitality Division was due to the lower volume of business as a result of lower visitor arrivals at Genting Highlands Resort. The UK casinos also recorded lower profit due to the lower volume of business.

The Plantation Division recorded lower profit mainly due to lower FFB production which was partly offset by the positive impact of higher palm products selling prices.

3. **Prospects**

The performance of the Group for the remaining period of the year may be impacted by the following factors:

(a) continuing uncertain conditions may affect consumer sentiment which could affect consumer spending and visitations to Genting Highlands Resort. The management of RWB Group is expected to continue to focus on yield management and enhance operational efficiency as well as leverage on the promotional activities of "Visit Malaysia Year" in order to improve upon the existing satisfactory performance of RWB Group;

(b) the slower overall economy in the UK has weakened consumer confidence which had created a more cautious spending environment. The GIPLC management expects this to have an impact on disposable income and accordingly, the trading results of the UK operations. GIPLC's management is expected to introduce and implement measures to further improve the operating cost structure and optimise on the utilisation of the current estate;

(c) the outlook of the palm oil industry is positive and ADB expects that palm product prices would be higher than the previous year; and

(d) the continuing increase in coal prices would likely affect the performance of the power operations in China.

Taking into consideration the above factors and barring any unforeseen circumstances, the performance of the Group is expected to be satisfactory for the remaining period of the year.

4. **Variance of Actual Profit from Forecast Profit**

The Group did not issue any profit forecast or profit guarantee for the year.

5. **Taxation**

The breakdown of tax charges for the current quarter is as set out below:

	Current quarter RM'000
Current taxation	
Malaysian income tax charge	188,[illegible]28
Foreign income tax charge	8,[illegible]49
	196,[illegible]77
Deferred tax credit	(14,1[illegible]55)
	182,[illegible]22
Prior period taxation	
Income tax under provided	1,[illegible]91
Deferred tax under provided	6,[illegible]50
Taxation charge	190,[illegible]63

The effective tax rate of the Group for the current quarter is lower than the statutory income tax rate due to tax incentives and taxable income which is subject to different tax regime.

6. **Profit on Sale of Unquoted Investments and/or Properties**

The results for the current quarter do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business of the Group.

7. **Quoted Securities other than Securities in Existing Subsidiaries and Associates**

(a) The dealings in quoted securities for the current quarter ended 31 March 2008 are as follows:

	Current quarter RM'000
Total purchases at cost	11,[illegible]23
Total disposal proceeds	-
Total gain on disposal	-

(b) The details of the investments in quoted shares, excluding subsidiaries and associates, as at 31 March 2008 are as set out below:

	RM'000
Total investments at cost	1,685,[illegible]71
Total investments at book value	1,354,[illegible]26
Total investments at market value	1,336,[illegible]42

8. **Status of Corporate Proposals Announced**

(a) On 2 May 2008, CIMB Investment Bank Berhad ("CIMB") announced on behalf of the Company that the present mandate granted by the shareholders on 21 June 2007 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting. In this regard, the Company intends to seek the approval of its shareholders for the proposed renewal of the authority for the Company to purchase and/or hold its own shares (of an aggregate amount of up to ten per centum (10%) of the Company's prevailing issued and paid-up share capital at any time) ("Proposed Share Buy-Back Renewal") at a general meeting to be convened ("General Meeting").

As Kien Huat Realty Sdn Berhad ("KHR") holds directly approximately 32.22% of the voting shares in the Company, and together with the persons acting in concert with it ("PACs"), collectively hold approximately 45.60% of the voting shares in the Company as at 31 March 2008, the purchase by the Company of its own shares (pursuant to the Proposed Share Buy-Back Renewal) may trigger an obligation by KHR and the PACs to undertake a mandatory take-over offer on the remaining voting shares in the Company under the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"). In this regard, KHR and the PACs intend to apply to the Securities Commission ("SC") for an exemption under Practice Note 2.9.10 of the Code ("Proposed Exemption"). Pursuant to the Code, the SC may consider granting the Proposed Exemption if the approval of the independent shareholders of the Company is obtained, and accordingly, the Company proposes to table the Proposed Exemption together with the Proposed Share Buy-Back Renewal at the General Meeting.

The Proposed Exemption and Proposed Share Buy-Back Renewal are inter-conditional.

(b) On 2 May 2008, CIMB announced on behalf of RWB that the present mandate granted by the shareholders on 21 June 2007 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting. In this regard, RWB intends to seek the approval of its shareholders for the proposed renewal of the authority for RWB to purchase and/or hold its own shares (of an aggregate amount of up to ten per centum (10%) of RWB's prevailing issued and paid-up share capital at any time) ("RWB's Proposed Share Buy-Back Renewal") at a general meeting to be convened ("RWB's General Meeting").

As the Company holds directly approximately 48.36% of the voting shares in RWB, and together with the persons acting in concert with it ("PACs"), collectively hold approximately 48.45% of the voting shares in RWB as at 28 April 2008, the purchase by RWB of its own shares (pursuant to the RWB's Proposed Share Buy-Back Renewal) may trigger an obligation by the Company and the PACs to undertake a mandatory take-over offer on the remaining voting shares in RWB under the Code. In this regard, the Company and the PACs intend to apply to the SC for an exemption under Practice Note 2.9.10 of the Code ("Proposed Exemption"). Pursuant to the Code, the SC may consider granting the Proposed Exemption if the approval of the independent shareholders of RWB is obtained, and accordingly, RWB proposes to table the Proposed Exemption together with the RWB's Proposed Share Buy-Back Renewal at RWB's General Meeting.

The Proposed Exemption and RWB's Proposed Share Buy-Back Renewal are inter-conditional.

(c) The completion of the Share Sale Agreement entered into between Mastika Lagenda Sdn Bhd, an indirect 97.7% owned subsidiary of the Company, and Tenaga Nasional ("TNB") for the acquisition of TNB's 40% stake in Sepang Power Sdn Bhd is still outstanding as at 22 May 2008. TNB has in its results for the 4th quarter ended 31 August 2005 stated that the Share Sale Agreement has lapsed. However, the Company is not in agreement with TNB's statement and the matter has been referred to the Ministry of Energy, Water and Communications, and the Economic Planning Unit of the Prime Minister's Department.

(d) On 8 June 2005, Asiatic Development Berhad ("ADB"), a 54.8% owned subsidiary of the Group as at 31 March 2008, announced that 5 of its subsidiaries had entered into 5 separate Joint Venture Agreements for the cultivation of oil palm on approximately 98,300 hectares of land in Kabupaten Ketapang, Provinsi Kalimantan Barat, Indonesia ("the Land") ("the Proposed Joint Venture"). One of the five Joint Venture Agreements, entered into between Sri Nangatayap Pte. Ltd., PT Mulia Agro Investama ("PT Agro") and Borneo Palma Pte. Ltd., a company related to PT Agro, has become unconditional on 5 December 2007 and the joint venture company, PT Sepanjang Intisurya Mulia has secured the Hak Guna Usaba ("HGU") certificate for 14,261 hectares of land. The other 4 Joint Venture Agreements have yet to become unconditional and are subject to the following conditions being fulfilled within 12 months from the date of the Joint Venture Agreements or such period as may be mutually extended by parties to the said agreements:

i) The letter of confirmation from the local government of Kabupaten Ketapang on the Proposed Joint Venture;

ii) The approval of Badan Koordinasi Penanaman Modal ("BKPM") or Investment Coordinating Board in Indonesia;

iii) The issuance of the HGU certificates or Right/Title to Cultivate the Land;

iv) Due diligence study on the Land and the Joint Venture Companies; and

v) Any other approvals, licenses and permits required for the Proposed Joint Venture.

The period for the fulfillment of the above conditions has since been extended up to and including 8 June 2009.

There have been no material changes to the status of the Proposed Joint Venture as at 20 May 2008.

Other than the above, there were no other corporate proposals announced but not completed as at 22 May 2008.

9. **Group Borrowings and Debt Securities**

The details of the Group's borrowings and debt securities as at 31 March 2008 are as set out below:

	Secured/ Unsecured	Foreign Currency '000		RM Equivalent '000
Short term borrowings	Secured	RMB	263,900	118,992
	Secured	GBP	511	3,226
	Unsecured	USD	44,571	141,803
	Unsecured	GBP	10,396	65,632
	Unsecured	SGD	12,486	28,648
	Unsecured		-	76,350
Long term borrowings	Secured	RMB	2,153,596	971,055
	Secured	GBP	8,540	53,917
	Secured	SGD	372	853
	Unsecured	USD	291,317	926,825
	Unsecured	GBP	191,657	1,209,989
	Unsecured	SGD	605,590	1,389,453

As at 31 March 2008, USD262.6 million and RM972.5 million of the long term borrowings comprising the Exchangeable Notes issued by PVLL and Notes issued by RWB respectively, have been exchanged/converted into RWB shares whilst SGD364.4 million of the First Convertible Bonds issued by GIPLC have been converted into GIPLC shares. In addition, RM51.1 million nominal value of RWB's Notes was paid in the form of cash.

10. **Off Balance Sheet Financial Instruments**

As at 22 May 2008, the Group had the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Dates
US Dollar	62	05/05/2008 to 12/05/2008	09/06/2008 to 16/06/2008

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licenced banks.

(b) Interest Rate Swap ("IRS") and Hedging Transactions

i) On 29 May 2003, the Group had drawndown loans amounting to a total of USD27.5[illegible] million which were subjected to floating interest rates based on LIBOR. Of these loans, a total of USD24.82 million has been repaid to-date.

The outstanding IRS agreement entered into by the Group in respect of the loans is as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD'000
28 November 2003	28 November 2003	29/05/2008	2,758

ii) On 10 March 2008, the Group had drawndown a loan amounting to GBP87.5 million which was subjected to floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts GBP'000
17 April 2008	10 June 2008	08/09/2008 to 08/03/2010	32,813

iii) On 10 March 2008, the Group had drawndown a loan amounting to SGD104.92 million which was subjected to floating interest rate based on SGD Swap Offer Rate (SOR).

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts SGD'000
16 April 2008	10 April 2008	06/06/2008 to 08/03/2010	78,694

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11. Changes in Material Litigation

The hearing for delivery of the ruling of the Preliminary Objection in respect of ADB's legal suit with regards to the Native Customary Rights over the agricultural land or part thereof held under title number CL095330724 measuring approximately 8,830 hectares situated at Sungai Tongod, District of Kinabatangan, Sandakan, Sabah has been fixed on 20 June 2008.

Other than the above, there have been no changes to the status of the aforesaid litigation as at 20 May 2008.

There were also no other pending material litigations since the last financial year ended 31 December 2007 and up to 22 May 2008.

12. Dividend Proposed or Declared

No dividend has been proposed or declared for the current quarter ended 31 March 2008.

13. **Earnings Per Share ("EPS")**

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2008 is as follows:

	Current quarter RM'000
Profit for the current quarter attributable to equity holders of the Company (used as numerator for the computation of Basic EPS)	4 9,415
Net impact on earnings on potential exercise of Employee Share Options awarded to executives of the Company's subsidiaries	1,144)
Profit for the current quarter attributable to equity holders of the Company (used as numerator for the computation of Diluted EPS)	4 8,271

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2008 is as follows:

	Current quarter No. of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	3,702,5 3,990
Adjustment for share options granted under the ESOS to executives of Genting Berhad	9,5 8,715
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	3,712,1 2,705

14. **Disclosure of Audit Report Qualification and Status of Matters Raised**

The audit report of the Group's annual financial statements for the financial year ended 31 December 2007 did not contain any qualification.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
GENTING BERHAD
29 May 2008

Exemption N). 82-4962

BURSA MALAYSIA

General Announcement

Initiated by GENTING - COMMON3 on 29/05/2008 05:44:07 PM
Ownership transfer to GENTING on 29/05/2008 05:44:13 PM
Submitted by GENTING on 29/05/2008 06:04:28 PM
Reference No GG-080529-57A6B
Form Version V3.0

Subr nitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	PRESS RELEASE ENTITLED "GENTING BERHAD REP)RTS FIRST QUARTER 2008 RESULTS"

Note: If the announcement is a long announcement, please summarize the announcement in th ; contents and enter the details of the announcement in the Announcement Details or attached t ıe full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Attached is a Press Release by the Company in relation to the subject matter.

GENTING BERHAD

LOH BEE HONG
Company Secretary
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
GB 1Q2008 Results - Press Release 29 May 2008 final.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate refere ıce to the table(s) in the Contents of the Announcement:

GENTING

GENTING BERHAD
(No. 7916-A)

PRESS RELEASE **For Immediate Release**

GENTING REPORTS FIRST-QUARTER 2008 RESULTS

KUALA LUMPUR, 29 MAY 2008 - Genting Berhad ("Genting" or "the Group") today announced that its group revenue for first quarter 2008 ("1Q08") grew by 7% year-on-year ("yoy") to RM2.16 billion. Profit before tax for the period was RM853.2 million compared with RM1,202.8 million in the same first quarter last year. Excluding exceptional gains on deemed disposal/dilution of shareholdings, Group profit before tax for 1Q08 would have been RM828.8 million, a 32% increase over the profit last year, calculated on the same basis.

The 1Q08 results reflected the benefit of the Group's diversified business model. Higher revenue was recorded from the Group's non-leisure business divisions particularly from the Plantation division, which posted sterling performance during the quarter. The Plantation Division via Asiatic Development Berhad ("ADB") benefited from higher crude palm oil selling prices of RM3,403/mt in 1Q08 compared with RM1,925/mt in 1Q07. Improved fruit production further contributed to the strong Plantation performance in 1Q08.

Revenue from Leisure & Hospitality Division was marginally lower. Although Resorts World Bhd ("RWB") registered higher y-o-y 1Q08 revenue and profits from its business at Genting Highlands Resort, the UK gaming operations under Genting International Plc ("GIPLC") was affected by lower business volume, higher amount of net bad debts written off and higher gaming duties pursuant to the change in gaming duty rate from April 2007. The GIPLC management is expected to introduce and implement measures to further improve the operating cost structure and optimise utilisation of its current estate. The management of RWB is expected to continue to focus on yield management and enhance operational efficiency as well as leverage on the promotional activities of Visit Malaysia Year in order to improve upon its existing satisfactory performance.

The outlook for the palm oil industry is positive and ADB expects that palm product prices would be higher than the previous year. For the Power Division, the continuing increase in coal prices would likely affect the performance of its operations in China. Barring any unforeseen circumstances, the performance of the Group is expected to be satisfactory for the remaining period of the year.

A summary table of the quarterly results is shown in Table 1.

Exemption No. 82-4962

TABLE 1:

GENTING BERHAD SUMMARY OF RESULTS	1Q2008 (RM million)	1Q2007 (RM million)	+/- (%)	4Q2007	+/- (%)
Revenue					
Leisure & Hospitality	1,438.1	1,469.3	-2	1,504.9	-4
Plantation	249.5	129.0	+93	289.9	-14
Property	29.1	24.9	+17	19.2	+52
Power	408.2	358.3	+14	390.0	+5
Oil & Gas	35.7	32.2	+11	41.3	-14
Others	3.7	15.9	-77	4.3	-14
	2,164.3	2,029.6	+7	2,249.6	-4
Profit before tax					
Leisure & Hospitality	481.2	527.8	-9	520.6	-8
Plantation	133.5	57.8	>100	152.9	-13
Property	8.1	9.2	-12	5.4	+50
Power	140.4	131.6	+7	126.7	+11
Oil & Gas	10.0	10.6	-6	17.7	-44
Others	41.9	1.9	>100	10.7	>100
	815.1	738.9	+10	834.0	-2
Net gain on deemed disposal/dilution of shareholdings	24.4	573.9	-96	43.5	-44
Interest income	55.0	67.1	-18	76.0	-28
Finance cost	(67.3)	(93.8)	-28	(78.3)	-12
Share of results in jointly controlled entities and associates	26.0	(83.3)	>100	32.4	-20
Profit before tax	853.2	1,202.8	-29	909.6	-6
Taxation	(190.3)	(227.4)	-16	(147.7)	+29
Discontinued operations	-	(173.7)	-100	(0.6)	-100
Profit for the financial period	662.9	801.7	-17	761.3	-13
Basic EPS (sen)	11.87	17.78*	-33	13.91	-15

Note: Basic EPS after discontinued operations*

About the Genting Group:

The Genting Group (www.genting.com) is Malaysia's leading multinational corporation and one of Asia's best-managed companies. It has over 27,000 employees, 4,450 hectares of prime resort land and more than 80,000 hectares of plantation land. The Group comprises four listed companies, namely Genting Berhad, Resorts World Bhd, Asiatic Development Berhad and Genting International PLC with a combined market capitalisation of over RM62 billion (US$19 billion). The Genting Group has significant interests in the leisure & hospitality, power generation, oil palm plantation, property development and oil & gas related industries.

For editorial, please contact:

Ms. Corrinne Ling
Senior Manager, Corporate Communications
Tel: 603 2333 6073
Fax: 603 2163 5818
Email: corrinne.ling@genting.com

Ms. Tan May Yee
Manager, Investor Relations
Tel: 603 2333 6033
Fax: 603 2163 5818
Email: mayyee.tan@genting.com

~ END OF RELEASE ~

END